NEWS RELEASE

EMX Royalty Grants Incentive Stock Options and RSUs

Vancouver, British Columbia, May 6, 2021 ((NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") announces that pursuant to the Company's Stock Option Plan, incentive stock options (the "Options") to purchase an aggregate of 1,256,500 common shares, exercisable at a price of $4.11 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

In addition, the Company has granted an aggregate of 470,000 restricted shares units ("RSU") with a 3-year cliff vesting provision to officers, directors, and key employees, subject to any applicable stock exchange approvals and vesting requirements. Each RSU will entitle the holder to acquire, for nil cost, between zero and 1.5 common shares of the Company, subject to the achievement of performance conditions relating to the Company's total shareholder return, and certain operational milestones.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.